TABLE OF CONTENTS

Page
SUMMARY TERM SHEET	i

INTRODUCTION	1

THE TENDER OFFER	5

1. Terms of the Offer	5

2. Acceptance for Payment and Payment for Shares	7

3. Procedures for Tendering Shares	8

4. Withdrawal Rights	11

5. Certain United States Federal Income Tax Consequences of the Offer and the Merger	10

6. Price Range of Shares; Dividends	13

7. Certain Effects of the Offer and the Merger	14

8. Certain Information Concerning Zix	14

9. Certain Information Concerning Purchaser and OpenText	16

10. Background of the Offer; Contacts with Zix	17

11. Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements	20

12. Source and Amount of Funds	45

13. Conditions to the Offer	45

14. Dividends and Distributions	46

15. Certain Legal Matters	46

16. Fees and Expenses	50

17. Miscellaneous	50

SCHEDULE A	A-1